EXHIBIT 12.1
DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Nine Months
Ended September 30, 2008
Income from continuing operations, less preferred distributions	$23,534
Preferred distributions	53,038

Interest expense	143,657

Earnings before fixed charges	$220,229

Interest expense	$143,657
Interest costs capitalized	42,549

Total fixed charges	$186,206

Preferred distributions	53,038

Total fixed charges and preferred distributions	$239,244

Ratio of earnings to fixed charges	1.18

Ratio of earnings to combined fixed charges and preferred distributions	N/A

N/A — The ratio is less than 1.0; deficit of $19,015 exists for the nine months ended September 30, 2008. The calculation of earnings includes $228.1 million of non-cash depreciation expense.